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                                                                    EXHIBIT 99.1
[MCLEODUSA LOGO APPEARS HERE]
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MCLEODUSA REPORTS CONTINUED STRONG RESULTS
Lines Sold Increase 373%; Lines in Service Increase 117%

Cedar Rapids, IA, July 30, 1997--McLeodUSA Incorporated (NASDAQ/NMS:MCLD), a provider of integrated telecommunications services, today reported record second quarter results for 1997. Revenues were $46.5 million for the quarter ended
June 30, 1997, an increase of 234 percent compared to revenues of $13.9 million for the second quarter of 1996. Net loss for the quarter was $16.5 million or a loss of $0.31 per share, compared to net loss of $4.5 million or a loss of $0.11 per share for the second quarter of 1996. EBITDA loss for the second quarter was $9.4 million, compared with EBITDA loss of $3.2 million a year ago.

Revenues increased 30 percent over the $35.7 million total posted in the first quarter of the year. Net loss increased 24 percent from the most recent quarter loss of $13.4 million, however EBITDA was the same as the prior quarter at $9.4 million.

Commenting on the quarterly results, Steve Gray, president and chief operating officer explains, "Our financial performance continues to improve quarter by quarter. Our revenues more than tripled from the same quarter a year ago. Our telecommunications business contributed $24.2 million, $20.3 million came from advertising sales in telephone directories, and $2.0 million from telemarketing sales. The cyclical variations of the publishing business resulted in a strong second quarter contribution as compared to the most recent quarter of $14.2 million."

Gray continued, "I am very pleased with our continued strong telecommunications sales performance. We sold over 37,000 new local lines in the second quarter, up 65 percent from the 22,000 lines sold last quarter. That number is evenly split between business and residential, showing strength in both markets. One year ago, we sold 7,900 lines in the second quarter, representing a year-over-year growth rate of 373 percent. Additionally, we added 26,000 net new lines bringing the total local lines in service to more than 103,000, a 117 percent increase over this time a year ago, and a 34 percent increase over last quarter. Our sales performance with our Primeline(R) product for the home market has been stellar. Last quarter we had 9,455 Primeline customers; we now have 23,617, an increase of 150 percent in just three months."

McLeodUSA now provides integrated services using 283 U S West and Ameritech central offices serving 164 cities. The Company leased 56 additional central office switches in second quarter. The number of central offices increased 277 percent in the last year and cities served increased 204 percent. McLeodUSA now operates sales offices in 53 cities, up 66 percent from one year ago.

"The key strategic event of our second quarter was the announcement of our planned merger with Consolidated Communications Inc. (CCI) of Mattoon, Illinois," stated Clark McLeod, chairman and CEO. "The combined management team is highly energized about being the first Super Regional CLEC, creating a 14-state facilities-oriented telecommunications provider with 6 switches, and more than 206,500 local lines, 4,400 employees, 3,900 route miles of fiber optics network, and publishing 12 million competitive phone directories a year." McLeod continued, "Since our announcement on June 16, we have completed our due diligence review, made all regulatory filings and hope to receive regulatory approval within the next few months. In addition, early termination of the Hart-Scott-Rodino waiting period for the merger has been granted by the Federal Trade Commission and the Department of Justice. Upon closing of the transaction, I am confident we will be in a position to begin our combined operations aggressively."

On July 15, 1997, McLeodUSA announced the completion of a $225 million private debt offering of ten-year, 9.25 percent notes due July 15, 2007. The proceeds will be used for acquisitions, joint ventures and strategic alliances; accelerated sales and marketing activities; and development and construction of infrastructure.

The McLeodUSA Publishing Company serves 81 markets in 17 states. Of the 7.7 million copies now in consumers' hands, nearly half carry the McLeodUSA name and brand identity. Gray: "We continue to see markedly better results in the markets where our name appears on the book, underscoring the synergistic value of the directory acquisition made a year ago."

On the subject of regulatory issues during second quarter, Gray commented, "In two of our expansion states, Minnesota and Colorado, where we believe U S West had attempted to establish roadblocks against competition, both state commissions rejected the actions of U S West. Also, we don't expect the recent 8th Circuit Court decision assigning pricing jurisdiction to the states to have a significant impact on McLeodUSA. It is much more important that the RBOCs live up to their performance obligations than whether state or federal agencies have pricing jurisdiction."

Clark McLeod summarized: "We achieved many significant milestones since our last quarterly release. We exceeded 100,000 local lines in service; grew our customer count by 72 percent during the quarter and 253 percent for the year;

attained the 3,000 mile mark in network constructed; announced a definitive agreement to merge with CCI later this year; and completed $225 million in additional financing; all while moving one thousand of our telecommunications employees to our new headquarters in the McLeodUSA Technology Park. By all measures, second quarter was a hallmark quarter for the Company."

McLeodUSA, founded in June of 1991, is a provider of integrated telecommunications services to businesses and residential customers. The Company's telecommunications customers are located primarily in Iowa, Illinois, Minnesota, Wisconsin and the Dakotas. In the next 12 months, McLeodUSA Publishing will distribute over 10 million copies of 109 directories in 19 states, reaching a population of 17 million.

The statements contained in this release are forward-looking statements that involve risks and uncertainties, including, but not limited to revision of expansion plans, availability of financing and regulatory approvals, the number of potential customers in a target market, the existence of strategic alliances or relationships, technological, regulatory or other developments in the Company's business, changes in the competitive climate in which the Company operates and the emergence of future opportunities, all of which could cause actual results and experiences of McLeodUSA Incorporated to differ materially from anticipated results and expectations expressed in the forward-looking statements contained herein. These and other applicable risks are summarized under the caption "Business-Risk Factors" and elsewhere in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1996, which is filed with the Securities and Exchange Commission.

PrimeLine(R) is a registered trademark of McLeodUSA Incorporated.

                    MCLEODUSA INCORPORATED AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF OPERATIONS
                   (In thousands except for per share data)

                                  (UNAUDITED)


                                                                      THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                           JUNE 30,                    JUNE 30,
                                                                       1997         1996           1997          1996
                                                                     --------     --------       --------     --------
Revenue                                                              $ 46,523     $ 13,918       $ 82,270     $ 26,406

Operating expenses:

  Cost of service                                                      27,563       9,474          48,763       18,724

  Selling, general and administrtive                                   28,398       7,631          52,383       13,976

  Depreciation and amortization                                         5,231       1,604           9,353        2,573

  Other                                                                   999          -            2,607           -
                                                                     --------     --------       --------     --------

    TOTAL OPERATING EXPENSES                                           62,191      18,709         113,106       35,273
                                                                     ========     ========       ========     ========

    OPERATING LOSS                                                    (15,668)     (4,791)        (30,836)      (8,867)

Non-operating income (Expense):

  Inteest income                                                        6,199         504          10,452          505

  Interest (expense)                                                   (7,039)       (256)         (9,486)        (521)

  Other                                                                    12          _               19           _
                                                                     --------     --------       --------     --------

    TOTAL NON-OPERATING INCOME (EXPENSE)                                 (828)        248             985          (16)
                                                                     --------     --------       --------     --------

    LOSS BEFORE INCOME TAXES                                          (16,496)      (4,543)       (29,851)      (8,883)

  Income Taxes                                                             -           -               -            -

    NET LOSS                                                         $(16,496)    $ (4,543)      $(29,851)    $ (8,883)
                                                                     --------     --------       --------     --------

Loss per common and common equivalent share                          $  (0.31)    $  (0.11)      $  (0.57)    $  (0.23)
                                                                     --------     --------       --------     --------
Weighted average common and common equivalent shares
outstanding                                                            52,583      39,968          52,456       38,512
                                                                     --------     --------       --------     --------

EBITDA                                                               $ (9,438)    $ (3,187)      $(18,876)    $ (6,294)

                    MCLEODUSA INCORPORATED AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF OPERATIONS
                   (In thousands except for per share data)

                                  (UNAUDITED)

                                                                               THREE MONTHS ENDED
                                                                9/30/96      12/31/96       3/31/97      6/30/97
                                                               --------      --------      --------     --------
Revenue                                                        $ 19,091      $ 35,826      $ 35,747     $ 46,523

Operating expenses:

  Cost of service                                                12,969        20,931        21,200       27,563

  Selling, general and administrative                            11,650        20,418        23,985       28,398

  Depreciation and amortization                                   2,161         3,751         4,122        5,231

  Other                                                              -          2,380         1,608          999
                                                               --------      --------      --------     --------

    TOTAL OPERATING EXPENSES                                     26,780        47,480        50,915       62,191
                                                               --------      --------      --------     --------

    OPERATING LOSS                                               (7,689)      (11,654)      (15,168)     (15,668)

Non-operating income (expense):

  Interest income                                                 2,899         2,630         4,253        6,199

  Interest (expense)                                                (23)         (122)       (2,447)      (7,039)

  Other                                                             278           218             7           12
                                                               --------      --------      --------     --------

    TOTAL NON-OPERATING INCOME (EXPENSE)                          3,154         2,726         1,813         (828)

    LOSS BEFORE INCOME TAXES                                     (4,535)       (8,928)      (13,355)     (16,496)

Income Taxes                                                         -             -             -            -
                                                               --------      --------      --------     --------

    NET LOSS                                                   $ (4,535)     $ (8,928)     $(13,355)    $(16,496)
                                                               --------      --------      --------     --------

Loss per common and common equivalent share                    $  (0.10)     $  (0.18)     $  (0.26)    $  (0.31)
                                                               --------      --------      --------     --------

Weighted average common and common equivalent
  shares outstanding                                             46,233        48,707        52,327       52,583
                                                               --------      --------      --------     --------

EBITDA                                                         $ (5,528)     $ (5,523)     $ (9,438)    $ (9,438)
                                                               --------      --------      --------     --------


                     MCLEODUSA SELECTED STATISTICAL DATA:

                                                                               2Q97 vs.                    2Q97 vs.
                                                                                 2Q96                        1Q97
                                                   6/30/97        6/30/96      % Change       3/31/97      % Change
                                                  --------        -------      --------       -------      --------
Sales cities                                            53             32           66%            45           18%

Central offices leased                                 283             75          277%           227           25%

Cities served                                          164             54          204%           138           19%

Route miles                                          3,021            832          263%         2,576           17%

Employees                                            2,882            603          378%         2,362           22%

Local lines in service                             103,332         47,699          117%        77,228           34%

   Business                                         77,842         47,530           64%        67,388           16%

   Residential                                      25,490            169       14,983%         9,840          159%

Local line customers                                38,850         10,992          253%        22,610           72%

   Business                                         15,233         10,069           51%        13,155           16%

   Residential                                      23,617            923        2,459%         9,455          150%

Lines per business customer                            5.1            4.7            9%           5.1           --

Lines sold during quarter                           37,265          7,871          373%         22,642          65%

   Business                                         19,306          7,443          159%         10,666          81%

   Residential                                      17,959            428        4,096%         11,976          50%

                       CONSOLIDATED COMMUNICATIONS INC.
                              OPERATIONS SUMMARY
                                (In thousands)
                                 UNAUDITED(1)

                                                                         Three                  Six
                                                  Annual             Months Ended           Months Ended
                                                   1996                 6/30/97                6/30/97
                                               -------------         ------------           ------------
Revenue                                        $     250,974          $    64,163           $    127,564
Operating Expenses:
  Cost of service                                    123,952               32,294                 64,575
  Selling, general and administrative                 79,714               20,946                 41,052
  Depreciation and amortization                       22,517                6,135                 12,209
                                               -------------         ------------           ------------
    Total operating expenses                         226,183               59,375                117,836
                                               -------------         ------------           ------------
  Operating Income                                    24,791                4,788                  9,728
Nonoperating income (expense):
  Interest income                                        910                  496                  1,234
  Interest (expense)                                  (4,689)              (1,472)                (2,835)
  Gain on sale of securities                           2,798                  320                    668
  Other income                                           142                   23                     44
                                               -------------         ------------           ------------
    Total nonoperating income (expense)                 (839)                (633)                  (889)
                                               -------------         ------------           ------------
    Income before income taxes                        23,952                4,155                  8,839
Income Taxes                                           8,862                1,260                  3,095
                                               -------------         ------------           ------------
  Net Income                                   $      15,090         $      2,895           $      5,744
                                               -------------         ------------           ------------
EBITDA/(2)/                                    $      47,308         $     10,923           $     21,937
                                               -------------         ------------           ------------

/(1)/ The above operations summary represents financial information derived from the internal records of Consolidated Communications, Inc. ("CCI") for the twelve months ended December 31, 1996 and the three and six month periods ended June 30, 1997. These results are not necessarily indicative of the operating results that would have been achieved by CCI had the merger of CCI and McLeodUSA been in effect on the dates indicated, nor do these results reflect any effect of purchase accounting entries that will be made as a result of the merger, nor are these results necessarily indicative of future operating results. The above classifications are also subject to change as the future CCI results are consolidated with McLeodUSA results.

/(2)/ EBITDA repesents operating income before depreciation and amortization.
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